Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: January 19, 2026

On January 19, 2026, TAE Technologies, Inc. created the following Q&A to facilitate discussions with analysts and investors.

Questions & Answers

On December 18, 2025, Trump Media & Technology Group Corp. (Nasdaq, NYSE Texas: DJT) (“TMTG”) and TAE Technologies, Inc. (“TAE”) announced the signing a of a definitive merger agreement to combine in an all-stock transaction valued at more than $6 billion. Upon closing, each company will own approximately 50% of the combined entity on a fully diluted equity basis. The following Q&A was created to facilitate discussions with analysts and investors. Additional information, including supplemental slides, can also be accessed at tmtgcorp.com and tae.com.

TRANSACTION

When is the transaction expected to close?

The transaction is expected to close in mid-2026, subject to customary closing conditions, including shareholder and regulatory approvals.

How much capital is available to advance TAE’s fusion development(s)?

At the end of the third quarter of 2025, TMTG had $3.1 B of financial assets on its balance sheet. Under the terms of the merger agreement and the convertible promissory note between TAE and TMTG, TMTG has now provided $200 M of cash to TAE and an additional $100 M is available to TAE upon filing a Form S-4.

How does the pro forma company plan to allocate capital?

Our immediate focus is on getting the transaction closed in mid-2026. We will work with our board and management team on the right balance of capital across our valuable portfolio. We expect the pro forma company to dedicate significant capital to advance fusion development. TMTG’s legacy businesses have been capital-lite, as disclosed in previous filings, which will allow for substantial resources to be allocated to the fusion business. Furthermore, TMTG’s board has taken actions consistent with a commitment to supporting TAE in building one or more utility-scale fusion power plant.

What is required to site the first power plant location; specific state and federal approvals?

Key criteria include a minimum of 20 acres, with access to a primary distribution grid that can transport adequate electricity to and from the plant. We’re also looking for a close proximity to a metropolitan hub, airport and pool of local talent, in addition to the presence of local and state governments that support energy production and fusion power and the ability to maintain sufficient security for infrastructure and personnel.

In regard to federal approvals, the commissioners of the U.S. Nuclear Regulatory Commission (“NRC”) voted unanimously in 2023 to establish fusion within Part 30 of the Atomic Energy Act (“byproduct materials”), classifying fusion alongside particle accelerators and medical devices — and removing it from any potential classification under Part 50 (“utilization facilities”) that is used for fission.  This was a bipartisan vote for the approach, which is now in the rulemaking phase and is being drafted under the byproduct materials framework. The proposed regulation is expected to be published in coming months.

The U.S. Congress subsequently codified this overarching classification into law in the Accelerating Deployment of Versatile, Advanced Nuclear for Clean Energy (ADVANCE) Act of 2024 (Sec. 205), which should prevent any reclassification by regulatory action (e.g. by NRC in the future) and also mitigates the risk of litigation challenges to the classification, such as under the Administrative Procedures Act.

FUSION TECHNOLOGY

What’s the difference between the most recent Norm fusion device and the commercial application/power plant?

Norm proved that TAE could develop a field-reversed configuration (“FRC”) plasma with just neutral beam injectors, simplifying the machine and providing a more economic path to commercialization. Norm Upgrade is expected to validate the 100 M degrees Celsius milestone, which would demonstrate the “hot enough for long enough” paradigm needed to create continuous fusion conditions for net energy. Importantly, this temperature has been achieved at other facilities across the world, and our data suggests that this milestone is readily achievable. Key design and operational features of Norm Upgrade are expected to be deployed in our first fusion power plant, Da Vinci.

How do you produce electricity from fusion? How will power be integrated into the grid?

We expect that in a TAE fusion power plant, hydrogen and boron atoms will fuse inside a stable, superhot plasma to produce energetic light that will warm the walls of the fusion machine’s plasma confinement vessel and a network of pipes permeating this wall will help cool the machine’s interior by absorbing that heat into a working fluid and ushering it to a steam generator, leveraging conventional technology. The steam spins a turbine that then drives an electric generator, similar to what happens in operating power plants today. TAE’s unique fusion core is expected to supply a superior and pollution-free heat source for future fusion power plants. In future fusion power plant designs, TAE could explore direct energy conversion, bypassing the steam cycle. Current designs, using the steam cycle, could aid in adoption for operators.

It’s often repeated that “fusion is always 15 (or 30 or 50) years away.” Is that true?

No. There is a new confluence of factors that makes the entire pursuit of fusion different than it was even 10 years ago. In the early years, scientists didn’t understand the true magnitude of the challenge, and more importantly, they didn’t have the proper tools to address it. Substantial progress in the science behind fusion, coupled with the emergence of critical support technologies, has now created the proper tool chest to provide a path to the commercialization of fusion. These tools include expanded scientific knowledge about plasma behavior, artificial intelligence, machine learning, faster electronics, magnets, improved diagnostics, shorter latency feedback loops, materials science, vacuum technology, power electronics – the list goes on. Whether discovered by TAE, our fusion colleagues, or a serendipitous development in an unrelated field, these advances are now cumulatively and critically enabling.

WHO IS TAE?

TAE Technologies.

TAE Technologies (pronounced T-A-E) was founded in 1998 to develop commercial fusion power with the cleanest environmental profile. The company’s pioneering work represents the fastest, most practical, and economically competitive solution to bring abundant clean energy to the grid. With more than 2,500 patents filed globally and more than 1,600 granted, in excess of $1.3 billion in private capital raised, and five generations of National Laboratory-scale devices built along with its first commercial plant in development, TAE believes that it is now on the cusp of delivering this transformational technology capable of providing energy abundance. TAE’s revolutionary technologies have contributed to a robust portfolio of commercial applications in large adjacent markets such as power management, energy storage, electric mobility, fast charging, life sciences, and more. TAE is based in California, and maintains international offices in the UK, EU, and Switzerland. Multidisciplinary and mission-driven by nature, TAE is leveraging proprietary science and engineering in pursuit of its goal to deliver fusion energy.

Why is TAE Technologies pursuing fusion energy?

TAE is on a mission to deliver clean fusion technology as fast as possible as a vital cost-competitive component of the future global energy supply. TAE is dedicated to developing a brand-new source of clean, abundant, sustainable, economic and dependable electric power.

What differentiates TAE Technologies from other fusion efforts?

The essential requirement for capturing net energy across all approaches to fusion is high-quality plasma confinement. TAE has developed a proprietary approach we call an advanced beam-driven FRC, which combines accelerator physics and plasma physics to address the challenge of confinement, both from a cost and performance perspective. TAE’s approach is the first known design in the world to successfully form an FRC plasma using only neutral particle beams.

Since TAE’s inception in 1998, we have been committed to pursuing a fuel cycle based on safe, plentiful hydrogen-boron, also known as proton-boron, p-B11, or p11B. The original name of the company was Tri Alpha Energy, in reference to the three helium particles produced by the hydrogen-boron fusion reaction, which has minimal risk of pollution or toxic waste and no risk of meltdown or proliferation. In addition, this fuel cycle increases the durability and useful life of our plants, lowers feedstock costs, and culminates in a cost competitive product. TAE’s configuration can uniquely accommodate hydrogen-boron, and also operate with other fusion fuel sources such as deuterium-helium-3 (D-He3) and conventional deuterium-tritium (D-T). TAE has a high degree of flexibility to select from the most cost competitive fuel cycle, whereas many other fusion machines are able to operate only on the deuterium-tritium cycle; this provides TAE’s technology with future flexibility, depending on how fuel markets change over the long-run.

How does p-B11 compare to other fuel cycles achievable on Earth?

D-T (Deuterium-Tritium)

Benefits: Lower burn temperature; faster reacting fuel cycle, with very large energy output per reaction.

Challenges: Tritium is a radioactive element – it does not occur in nature and must be bred; its associated neutrons will accelerate aging in power plant materials. D-T fuel is extremely scarce and costly. Tritium costs remain extremely high—$30,000/g commercially (Canada, 2018) and $40,000–$60,000/g1 at Watts Bar—with breeding in fusion reactors unproven at scale and requiring additional on-site plants for breeding and maintenance.

D-He3 (Deuterium-Helium-3)

Benefits: Substantially less radioactivity and production of neutrons compared to D-T fusion, leading to longer power plant life; most energy output per reaction, largely in the form of energetic protons, which makes direct energy conversion possible.

Challenges: Residual radioactivity; no substantive terrestrial He3 resources – must be mined on the lunar surface. D-He3 fuel is extremely scarce and costly. Current price for helium-3 is ~$20,000/g, with an estimated 10,000-year supply on the Moon.

p-B11 (Proton-Boron)

Benefits: Aneutronic (primary reaction yields no neutrons); abundant, non-radioactive, safe and sustainable fusion pathway; enables scalable, cost-competitive electricity. Boron is commonly mined on earth. Boron is naturally 80% Boron-11 isotope. Enriched Boron of 99.99% purity is estimated to cost $80/g.

1 Coleman, Global Supply of Tritium for Fusion R&D from Heavy Water Reactors M. Coleman United Kingdom Atomic Energy Authority Abingdon, United Kingdom.

Challenges: Requires superior confinement and operational conditions to reach the considerably higher temperatures needed; reacts more slowly than other fuel cycles; less energy output per reaction.

What advances has TAE Technologies made in hydrogen-boron fusion?

TAE Technologies has pioneered the pursuit of a clean and economic path to providing electricity with hydrogen-boron, an abundant, clean, non-radioactive, safe and sustainable fuel. In February 2023, we announced, in collaboration with Japan’s National Institute for Fusion Science (NIFS), a noteworthy research advancement of hydrogen-boron fusion experiments in a magnetically confined fusion plasma.

In a peer-reviewed paper published by Nature Communications (“First measurements of p11B fusion in a magnetically confined plasma”), we explain the experimental work of producing the conditions necessary for hydrogen-boron fusion. The finding reflects years of collaborative international scientific fusion research and represents a milestone in TAE’s mission to develop commercial fusion power.

In 2025, TAE’s current fusion machine, Norm, was the first known fusion machine to successfully generate an FRC plasma using only neutral beam injection, which gives it a much smaller footprint than traditional FRC fusion devices and foregoes the requirement for expensive FRC plasma formation sections and associated complex systems to form a stable, hot and dense plasma for fusion. This design, Norm, is equipped to support the higher temperature needs of hydrogen-boron fuel, reduce complexity, and provide for a path to commercialization.

What scientific evidence does TAE Technologies have that its approach is sound?

For more than 25 years, TAE has demonstrated compelling evidence of viability, from fuel cycle to full-scale power management. Furthermore, TAE has adopted a commercial strategy that leverages existing technology and supply chains, scopes in operational flexibility via the fuel cycle, and offers operators familiar systems at initial adoption. Our scientific accomplishments routinely appear in peer-reviewed journals, and our research is audited twice a year by an independent science panel that includes Nobel laureates and Maxwell Prize winners (the highest honor in plasma physics). In 2015, our previous experimental machine called C-2U demonstrated the ability to confine and hold plasma for an extended period of time. This is what’s known as the “Long Enough” requirement for fusion power generation. In 2019, we exemplified the second of two essential requirements for fusion by demonstrating stable plasma at 50M+ degrees Celsius. Our current device, Norm, generates FRC plasmas using neutral beam injection, and it has exceeded the necessary temperature requirements that we believe are necessary to scale our proprietary compact linear configuration to cost-competitive utility-scale commercial fusion.

What is TAE Life Sciences?

TAE Life Sciences, our minority-owned subsidiary, was established by TAE Technologies in 2017 to commercialize a biologically targeted radiation treatment based on Boron Neutron Capture Therapy (BNCT) for complex and often inoperable cancers. Leveraging 20 years of accelerator R&D performed by TAE for its pioneering work in fusion, TAE Life Sciences is developing both targeted boron drugs and a game-changing Alphabeam™ neutron system optimized for installation in a hospital setting to bring new hope to cancer patients.

What is TAE Power Solutions?

TAE Power Solutions, our majority-owned subsidiary, had to solve a power problem for fusion. The local grid provides 2 megawatts of power; TAE’s current fusion device, Norm, operates at 750 megawatts. To bridge this gap, we needed an extremely scalable energy storage and power delivery system. With no sufficient solution available, TAE developed a proprietary integrated energy storage module that combines an energy storage component (such as a battery) with a dedicated controller and switch, which can be assembled into a modular energy storage and power delivery systems for a wide-ranging applications such as fusion research, electric vehicle powertrains, peak shaving, and more.

The TAE Power Solutions platform works across various battery chemistries and other storage elements like supercapacitors, as well as hybrid systems like hydrogen fuel cells. TAE Power Solutions’ power management and e-mobility technology improves performance, extends useful life, and reduces system cost.

Are there additional applications for TAE’s power management technology?

TAE’s transformational power management solution for Norm delivers up to 750 megawatts of electricity with highly flexible, efficient and accurate bi-directional, sub-millisecond scale control. TAE Power Solutions, publicly announced in 2023, is now developing partnerships to leverage this breakthrough innovation for commercialization in both the e-mobility and stationary energy storage markets to extend range, efficiency, and faster charging of electric vehicles, as well as for deployment in residential, commercial, industrial and utility-scale electrical grid applications.

DISCLAIMER

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On January 19, 2026, TAE Technologies, Inc. created the following one-pager to facilitate discussions with analysts and investors.

ADVANCING AMERICAN FUSION

TRUMP MEDIA & TECHNOLOGIES GROUP TO MERGE WITH TAE TECHNOLOGIES IN $6B TRANSACTION

An opportunity to advance American fusion to power the A.I. revolution

COMBINED COMPANY CAPITALIZED TO FUND ITS FIRST UTILITY-SCALE FUSION PLANT

RECOGNIZED GLOBAL LEADER IN FUSION POWER: TAE has built five demonstration fusion reactors built to date

TARGETING UTILITY-SCALE POWER GENERATION: Combined company anticipates scaling future plants to 350 – 500 MWe

FUSION ENERGY TO MEET A.I.-DRIVEN DEMAND: TAE's proprietary technology is expected to provide economic, abundant and dependable electricity

ANTICIPATED 2026 MILESTONES:

- **1H26** Planning site location for first fusion power plant
- **MID-26** Expected Transaction close, pending regulatory approvals
- **YE26** Begin construction of its first fusion power plant, which is expected to produce 50 MWe

TAE'S TRACK RECORD OF INNOVATION ADVANTAGES FUTURE VALUE CREATION:

4 NOBEL PRIZE LAUREATES	**8+** U.S. DEPT. OF ENERGY AWARDS	**8** SCIENTIFIC AWARDS RECEIVED BY TAE CHIEF SCIENCE OFFICER
7 MAXWELL PRIZE WINNERS ON STAFF AND ADVISORY	**>1,600** PATENTS GRANTED	**170,000+** EXPERIMENTS CONDUCTED

PROVEN LEADERSHIP

EXPERIENCED AND PROVEN BOARD OF DIRECTORS



DEVIN NUNES
TMTG CHAIRMAN, CEO
PRO FORMA CO CEO



DONALD TRUMP, JR.
BOARD MEMBER
PRO FORMA CO CEO



MICHL BINDERBAUER
TAE CO-FOUNDER, CEO
PRO FORMA CO CEO



MICHAEL SCHWAB
BOARD CHAIR
PRO FORMA CO CEO

PRESTIGIOUS INVESTORS

INCLUDING THE VISIONARY FAMILY OFFICES OF ADDISON FISCHER, THE SAMBERG FAMILY, CHARLES R. SCHWAB, STANLEY DRUCKENMILLER, AND MANY OTHERS.

Google

Chevron

Goldman Sachs

$1.3B RAISED TO DATE

 2026  SITE LOCATION,  CLOSE TRANSACTION, BEGIN CONSTRUCTION  2029  FIRST PLASMA EXPECTED,  MARKING TRANSITION TO PRE-COMMERCIAL OPERATIONS  2030  NET ENERGY CAPABILITY  EXPECTED TO VALIDATE ECONOMIC VIABILITY  2031  INITIAL FACILITY POWER  OPERATIONS, SUCCESS ANTICIPATED TO PAVE WAY FOR ADDITIONAL POWER PLANTS, EXPECTED TO BE SCALED 350 – 500 MWE  TMTG’S STRONG BALANCE SHEET TO HELP FUND  THE WORLD’S FIRST UTILITY-SCALE 50MWE POWER PLANT  Da Vinci, seen in above rendering, is expected to use hydrogen-boron fuel to safely generate energy with no long-lived waste. This fuel expected to maximize the durability and lifetime of future power plants, lower feedstock costs, and culminate in a cost competitive product.  OUR EXPECTED PATH TO POWER:  SIGNIFICANT VALUE OPPORTUNITIES THROUGH TAE SUBSIDIARIES:  Cutting-edge battery and power delivery systems, expected to maximize energy and reduce the levelized cost of storage  Innovative, biologically targeted radiation therapy for cancer, currently in preclinical development

Q&A

Q **Is fusion power safe?**

A Fusion is the same process that powers the sun. It is environmentally friendly, safe, and capable of sustaining the planet for thousands of years. TAE is pursuing fusion using hydrogen-boron fuel because it is abundant and non-radioactive, making a safe and sustainable option for operating and maintaining commercial fusion power plants.

Q **What is required to site the first power plant location; specific state and federal approvals?**

A Key criteria include a minimum of 20 acres, with access to a primary distribution grid that can transport adequate electricity to and from the plant. TAE is also looking for a close proximity to a metropolitan hub, airport and pool of local talent, in addition to the presence of local and state governments that support energy production and fusion power and the ability to maintain sufficient security for infrastructure and personnel.

In regard to federal approvals, the commissioners of the U.S. Nuclear Regulatory Commission voted unanimously in 2023 to establish fusion within Part 30 of the Atomic Energy Act (byproduct materials, classifying fusion alongside particle accelerators and medical devices — and removing it from any potential classification under Part 50 (utilization facilities that is used for fission.

Q **How do you produce electricity from fusion? How will power be integrated into the grid?**

A We expect that in a TAE fusion power plant, hydrogen and boron atoms will fuse inside a stable, superhot plasma to produce energetic light that will warm the walls of the fusion machine's plasma confinement vessel and a network of pipes permeating this wall will help cool the machine's interior by absorbing that heat into a working fluid and ushering it to a steam generator, leveraging conventional technology. The steam spins a turbine that then drives an electric generator, similar to what happens in operating power plants today. TAE's unique fusion core is expected to supply a superior and pollution-free heat source for future fusion power plants. In future fusion power plant designs, TAE could explore direct energy conversion, bypassing the steam cycle. Current designs, using the steam cycle, could aid in adoption for operators.

Q **Why is TAE Technologies pursuing fusion energy?**

A TAE is on a mission to deliver clean fusion technology as fast as possible as a vital cost-competitive component of the future global energy supply. TAE is dedicated to developing a brand-new source of clean, abundant, sustainable, economic and dependable electric power.

Q **What are the dimensions and operating conditions of TAE's current machine?**

A TAE's current fusion machine, Norm, is the first known fusion machine to successfully generate a field-reversed configuration ("FRC" plasma using only neutral beam injection.

Norm was developed from TAE's fifth-generation fusion research machine, Norman, a $150M National Laboratory-scale fusion device that was constructed from scratch and was approximately 80 feet long, 22 feet high, and weighed approximately 60,000 lbs.

With Norm's ability to create an FRC plasma for fusion power generation with only neutral beams, it has a much smaller footprint— about 40 feet long.

 FORWARD-LOOKING STATEMENTS  This presentation contains forward-looking statements. All statements, other than statements of present or historical fact included in this presentation, regarding Trump Media and Technology Group Corp.’s (“TMTG”) proposed mergerwith TAE Technologies, Inc. (“TAE”), TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, futureoperations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations andassumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions areintended to identify forward-looking statements, though not  all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-lookingstatements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing andterms  of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing ofcommercialization of TAE’s fusion technology and the technology of its subsidiaries; expectations regarding the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plansfor research and development programs; and future demand for power (including from artificial intelligence). These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-  lookingstatements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance orachievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; abilityto obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’sindustry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in thefuture and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; safety and cleanliness of specific reactor designs; regulatory outlook; future market conditions; success of strategicpartnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry;changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition,TMTG and TAE caution you that the forward-looking statements contained in this presentation are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transactionor give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to completethe proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plansand operations as a result  of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and theability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon informationavailable to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms  a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not tounduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information,future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s AnnualReport on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.  PARTICIPANTS IN THE SOLICITATION  TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposedtransaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal yearended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statementfor the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposedtransaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in thesolicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectusand consent solicitation statement and other relevant materials when filed with the SEC.  IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT  In connection with the proposed transaction, TMTG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued inconnection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus andconsent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/ prospectus and consentsolicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXYSTATEMENT/ PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLYAND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATEDMATTERS.  After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to thestockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented fromtime to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including theproxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.  NO OFFER OR SOLICITATION  This presentation is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdictionin which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting therequirements of Section 10 of the Securities Act of 1933, as amended.

On January 19, 2026, TAE Technologies, Inc. created the following PowerPoint presentation to facilitate discussions with analysts and investors.

 TMTG to Merge with TAE  Advancing America’s energy dominance and  powering the A.I. revolution

 Disclaimer  2  Forward-Looking Statements  This presentation contains forward-looking statements. All statements, other than statements of present or historical fact included in this presentation, regarding Trump Media and Technology Group Corp.’s (“TMTG”) proposed merger  with TAE Technologies, Inc. (“TAE”), TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future  operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and  assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward -looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of  commercialization of TAE’s fusion technology and the technology of its subsidiaries; expectations regarding the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans  for research and development programs; and future demand for power (including from artificial intelligence). These forward -looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the  future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; safety and cleanliness of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue gen eration; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to prote ct intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition,  TMTG and TAE caution you that the forward-looking statements contained in this presentation are subject to the following factors : (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction  or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete  the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to clo sing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to th e proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reaso nable basis for such statements, these statements are inherently uncertain, and you are cautioned not to  unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information,  future events or otherwise. Additional information concerning these and other factors that may impact the operations and proj ections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual  Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10 -Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.  Participants in the Solicitation  TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s dire ctors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10 -K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10 -Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and conse nt solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.  Important Information About the Proposed Transaction and Where to Find It  In connection with the proposed transaction, TMTG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This do cument is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION S TATEMENT, THE PROXY  STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY  AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED  MATTERS.  After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.  No Offer or Solicitation  This presentation is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy o r sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction  in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

 Transaction highlights  All Stock Transaction  TMTG/TAE: approximately 50% each, on a fully diluted basis  Pro forma Ticker: DJT (NASDAQ & NYSE Texas)  Pro forma Company capitalized to fund first utility-scale fusion plant while continuing to grow differentiated media and technology franchises  TAE has demonstrated technology and team, >25-year history  TMTG has provided up to $200 million of cash  to TAE and an additional $100 million is available upon initial filing of the Form S-4  Pro forma board highly accomplished: nine-member board (majority independent), including Devin Nunes, Michl Binderbauer, Donald J. Trump Jr. And Michael B. Schwab (Chairman)  Next Steps  Expected to close in mid-26, subject to customary closing conditions and shareholder approval by both companies  Mid-26  Expected transaction close  4

 TMTG: Experience with large capital raises and complex regulatory processes  TMTG: Publicly listed on NASDAQ and NYSE Texas  TMTG: Mission of America-first investments solidified through TAE deal  TAE: 27 years of fusion research, five fusion reactors  TAE: 400 employees,  62 Ph.Ds, over 1,600 patents  granted  TAE “fits” TMTG mandate through consistent values:  Promotes energy independence  Strengthens national  security  Bolsters U.S. businesses and manufacturing  Maintains American  energy dominance  Future upside through TAE Power Solutions, TAE Life Sciences businesses  TMTG: planning to provide significant capital to advance project developments  TAE: Raised $1.3B in private capital to date  Pro forma Company: conglomerate to combine leading energy innovator and growing media company  Pro forma Company: America-focused mission; strong capital structure  Pro forma Company on mission to realize America’s promise  Management: Nunes  and Binderbauer to serve as  Co-CEOs  Board: Michael Schwab to serve as Board Chair  Pro forma Company to be  governed by nine-  member board with diverse experience, proven track record  Majority of the board will be  independent  TMTG to advance TAE’s unrivaled, proprietary technology  Pro forma Company to advance American ingenuity for the benefit of all  fusion cos., with innovative, growing tech and media businesses  Skilled, experienced management and board of directors  Established infrastructure to deliver electric power, secure energy independence, and provide technological solutions for Americans  Creates one of the world’s  first publicly traded  4

 Pro forma company to deliver clean, affordable, reliable fusion energy  Recognized global leader in fusion power  Five reactors built to date  Targeting utility-scale power generation  Future plants to be scaled to 350 – 500 MWe  Fusion energy to meet A.I.-driven demand  TAE’s proprietary technology is safe, deployable, firm, and reliable baseload power  5  TMTG to serve as  Pro forma ho lding company.  Cutting edge battery and  power delivery systems  Innovative biologically targeted radiation therapy for cancer  Financial services and fintech brand  incorporating America-first investments  Social media platform ensuring free  speech online  Ultra-fast streaming of non-woke news networks  and family-friendly on-demand content

 Next-Generation Fusion Technology

Overview of Fusion Energy

Fusion is a disruptive, clean energy technology with potential for grid delivery in the early 2030s

Fusion replicates the process that the sun uses to generate its heat

Under intense pressure, smaller nuclei are joined together to form larger nuclei

This process releases huge amounts of heat, which can be converted to electricity

The electricity produced by fusion would support high-availability and environmentally sustainable baseload power

Ability to use current technology via steam cycle or direct energy capture

Fission vs. Fusion Energy

	Fission	Fusion
Definition	Splitting of large nuclei into smaller ones	Combining of smaller nuclei into larger nuclei
Where	Limited occurrence in nature	Process that powers the stars
Fuel	Uranium, Plutonium, Thorium	Deuterium from seawater, tritium, helium, boron Hydrogen–Boron = Proton–Boron = p-B11
By-products	Long-lived radioactive particles	Waste limited to irradiated equipment
Safety	Several significant failures	Inherently safe
Energy input	Takes little energy to split unstable fissile nuclei	Requires energy to fuse small nuclei
Energy output	Millions of times greater than chemical reactions	4 times greater than fission per kilogram of fuel
Requirements	Critical mass and slow neutron to split large nuclei	Proximity of two nuclei under appropriate density and temperature
Diagram		

Neutron
Target Nucleus
Fission Product
Fission Product
Neutron

Boron-11
Hydrogen
3 Helium Ions Energy

Source: U.S. Nuclear Regulatory Commission, "Understanding the Difference Between Nuclear Fission and Fusion Technologies," October 2025.

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Fusion Energy Technologies

FRC enables efficient fusion with high plasma pressure and magnetic efficiency

PLASMA CONFINEMENT

Field-Reversed Configuration–FRC (MCF)

Steady-state magnetic confinement of low-density plasma (10^{20} m^{-3})

Operates in a straight, cylindrical reactor rather than a donut-shaped one with a ring-like plasma

Plasma itself generates and sustains the magnetic field, providing high magnetic efficiency

Supports high plasma pressure, which improves fusion efficiency and maximizes power output



TAE Norm Reactor

COMBINATION

Magnetized Target Fusion (MTF)

Exploits use of higher density plasmas than MCF and uses lasers and other drivers

Intermediate density (10^{28}-10^{29} m^{-3})

Slow pulses (1 millisecond)

Use of lasers, other drivers and magnets

Challenges around efficiency and stability during compression, repetition rates


Plasma Injector
Pneumatic Pistons
Plasma Injector
Cylindrical Vortex Cavity
Plasma Toroid
Rotating Liquid Lead and Lithium

PLASMA COMPRESSION

Inertial Confinement Fusion (ICF)

Externally heat and compress fuel targets to achieve high temperatures and densities required to initiate reaction

Very high density (10^{35} m^{-3})

Ultra-short pulses (<0.1 nanoseconds)

Use of high-power lasers

Challenges around efficiency, stability, rep-rate


Vacuum Chamber
Lenses
Laser Beams
Fuel Pellet
Coolant

Source: Cleantech Group, "Sector Insights: Nuclear Fusion." March 2023.

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TAE delivers high quality plasma confinement at high power output

Proprietary platform combines accelerator physics and plasma physics to solve the challenge of confinement

TAE power plants to fuse hydrogen and boron to produce helium and energy

Containment vessel wall heats up from energetic light emanating from the core

Walls are cooled through network of pipes that transfers heat to steam generators

Steam spins turbines that drive electric generators (back-end of plant based on currently available technologies)

Ability to bypass steam cycle with direct energy capture via charged particles



TAE uses hydrogen-boron fuel to safely generate clean energy with no long-lived waste. For example, ~770 lbs. of p-B11 fuel could power up to 300,000 US homes for a year.

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Fuel Matters

The hydrogen-boron fuel cycle increases the durability and useful life of our plants, lowers the feedstock costs, and culminates in a cost competitive product



High temperature
High pressure
11B
Fusion
8.7 MeV
4He
4He
4He

Proton-Boron (p-B11) fusion reaction

- Energetic **alpha particles** (aneutronic fusion)
- **Fuel** availability on Earth
- **Requires higher energy** plasma
- Validated use

Boron is commonly mined on Earth. Boron is naturally 80% Boron-11 isotope. Enriched Boron of 99.99% purity is estimated to cost **$80/g**



D
4He
18.3 MeV
6Li
3He
p

Deuterium-Helium-3 (D-He3) fusion reaction

- Very Energetic Reaction – considered aneutronic
- **Helium-3** scarcity
- Intermediate Temperature Required

Current helium price is ~**$20,000/g**, with an estimated 10,000-year supply on the Moon; costs could drop 4–5×, but breeding remains unproven at scale and requires additional on-site plants for breeding and maintenance



Deuterium
Helium
Energy
Tritium
Neutron

Deuterium-Tritium (D-T) fusion reaction

- High energy **neutrons** (radioactivity)
- **Tritium** scarcity & radioactivity
- **"Easiest"** fusion reaction on Earth

Tritium costs remain extremely high—**$30,000/g** commercially (Canada, 2018) and **$40,000–$60,000/g**[1] at Watts Bar—with breeding in fusion reactors unproven at scale and requiring additional on-site plants for breeding and maintenance

p-B11 offers superior cost effectiveness at **$80/g versus $30,000/g** for D-T

1. Coleman, Global Supply of Tritium for Fusion R&D from Heavy Water Reactors M. Coleman United Kingdom Atomic Energy Authority Abingdon, United Kingdom.

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New pathway to commercialization after Norm breakthrough


6'

A, B, C-1
1998 – 2005
Plasma core & fuel injection established


100'

Norman
2016—2022
"Hot Enough" milestone, plasma at >30M°C


150+'

Da Vinci
2025—2031
Enables sustainable, economic power plants

1998—2005	2006—2012	2013—2022	2022—2028	2025—2031
Component R&D Era	Concept Validation	Norman Era: Proof of Science	Norm Era: Scaling to Reactor Level	First Fusion Power Plant

C-2
2006 – 2012
First full-scale, integrated machine


70'

C-2U
2013 – 2016
"Long Enough" milestone, "at will" sustainment


70'

Norm & Norm-U
2022 – 2028
Reactor level plasma performance at 100M°C


50'

First Power Offtake
Targeting fusion-generated electricity in 2031

Paves way for power plants expected to be sized 350 – 500 MWe.

TAE's track record of innovation advantages future value creation

4 Nobel laureates on advisory

8+ U.S. Dept. of Energy Awards

8+ Scientific awards received by TAE Chief Science Officer

7 Maxwell Prize winners on staff and advisory

200+ Key scientific peer reviews or scientific papers published

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 Robust IP position and track record of success  0  250  500  750  1000  1250  1500  1750  2000  2250  2500  2000  2001  2002  2003  2004  2005  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  2019  2020  2021  2022  2023  2024  CEO Dr. Michl Binderbauer holds  >100 patents, and has published in the world’s  leading, peer-reviewed scientific journals  Track record of innovation expected to advantage pro forma Company for future value creation  TAE Technologies Patents Filed and Granted Since 2000  Cumulative Patents Granted  Patent Applications Filed (net)  >1,600 patents granted, licensing of proprietary products for future revenue stream  Partially-owned subsidiary business lines:  Breakthrough reactor design; targeting fusion-generated electricity in 2031  Deliver lower cost, higher performing energy  storage, applicable to AI-data center expansion  Patented particle accelerator technology for a breakthrough biologically-guided radiation therapy  Proprietary and Confidential  12

 Path to Scalable Deployment

 TAE is a clear leader to accelerate American fusion’s path to power  Fusion: no long-lived radioactive waste, no pollution, uses readily available, cost-effective fuels  Breakthrough reactor design: smaller, less expensive, easier to build and operate  Targeting delivery of fusion-generated electricity by 2031  Modular design, site-agnostic, community-friendly  Critical products sourced in  U.S., readily available supply chain  Future commercial power plants to target 350 - 500 MWe per plant  TAE has built five fusion reactors to date. Pictured is the Norman reactor.  14

 Pro forma Company to advance Da Vinci project in 2026  TMTG’s balance sheet to help fund the first utility-scale 50 MWe power plant  Post close, Company plans to site and construct its first utility-scale fusion power plant, in accordance with the following target milestones:  Da Vinci power plant – TAE’s planned first utility-scale fusion power plant.  2026  Site location and commence construction, pending approvals  2029  First plasma expected, marking transition to pre-commercial operations  2030  Net energy capability to validate economic viability  2031  Initial facility power operations  Proprietary and Confidential  18  Success paves way for additional power plants, expected to be sized 350 – 500 MWe

 Derisked financing clears path to commercialization  Transaction to bolster U.S.-leadership position in nuclear fusion technology and deployment  $3.1 B of financial assets on balance sheet as of  third quarter 2025  Capitalization will allow for initial site selection and commencement of construction in near-term, targeting fusion-generated electricity in 2031  TMTG invested $200 M into TAE and an additional  $100 M expected upon filing a Form S-4 to derisk near term  milestones and accelerate fusion’s path to power  $1.3B  Capital raised to date from notable partners  Industry-leading financial positioning   Proprietary and Confidential  18

 3,000  2,500  3,500  4,000  4,500  6,500  6,000  5,500  5,000  American fusion to address A.I. industry’s call for power  2028 2032 2036 2040  Source: WoodM ackenzie as of 5/ 21/2 025 .  Total U.S. Power Demand(1)  0.76% CAGR  (2012 -2024)  2.14% CAGR  (2025-2040)  December 15, 2025  2012 2016 2020 2024  Proprietary and Confidential  18  TWh

Governance: Skilled, diverse Board of Directors

Company to have majority-independent nine-member board, including Schwab, Binderbauer, Nunes, and Trump, Jr.; plan to assemble advisory board comprised of specialists with diverse backgrounds and experiences



Michael B. Schwab
Board Chair

Michael B. Schwab, Founder and managing director of Big Sky Partners, has spent over two decades transforming ideas into reality through visionary investments.



Michl Binderbauer, PhD
Co-CEO, Board Member

Dr. Michl Binderbauer, co-Founder and CEO of TAE Technologies, is the architect of TAE Technologies' research and development program, and is a co-inventor of many of the company's technological advancements.



Devin Nunes
Co-CEO, Board Member

Devin Nunes, CEO of Trump Media and Technology Group, oversaw the expansion of TMTG into a multi-billion dollar company and the development of the proprietary technology to launch global, interoperable, apps to protect free speech online.



Donald Trump, Jr.
Board Member

Donald J. Trump Jr. is an innovator and leader in today's business world, whose inherent business sense adds a level of detail and depth to the management of all current and future Trump projects.

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Proven, experienced leadership  Michl Binderbauer, PhD  Co-CEO, Board Member  Devin Nunes  Co-CEO, Board Member  Chairman of the President’s Intelligence Advisory Board and former Chairman of the House Intelligence Committee  25 years of experience in public service addressing defense, intelligence, energy, tax, trade, and healthcare policy issues  Successful track record of large capital raises including a $2.4B private placement offering  Experience navigating complex SEC merger processes and regulatory issues  Published multiple papers in the world’s leading peer-reviewed scientific journals, including Science, Physical Review Letters, Nature Communications, among others  Holds >100 U.S. and international technology patents  Recipient of UC Irvine’s prestigious Lauds & Laurels  Award  Inaugural inductee into the UCI School of Physical Sciences Hall of Fame  19

 TMTG to Merge with TAE  Advancing America’s energy dominance and  powering the A.I. revolution

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.